

March 24, 2022

Lawrence S. Elbaum, Esq.
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: CODORUS VALLEY BANCORP, INC.**
> **PREC14A filed March 16, 2022**
> **Filed by Codorus Valley Bancorp, Inc.**
> **File No. 000-15536**

Dear Mr. Elbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 16, 2022

What is the required vote?, page 11

1. We note the disclosure on page 11 that states, "A 'Withhold' vote will have the effect of a vote against the election of the nominee." Please revise to clarify, if true, that a withhold vote will have no effect on the outcome of the election of directors, as is stated on page 20.

Proposal 1 - Election of Directors, page 19

2. We note the following statement: "If the nominees should become unavailable for any reason, proxies received from shareholders will be voted in favor of substitute nominees, as the Board shall determine." Please confirm that in the event the Board selects a substitute nominee prior to the Annual Meeting, the Corporation will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the

nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Information Concerning Security Ownership, page 24

3.   With respect to the beneficial ownership of Driver Management, update note (3) to the table to cite the most recent relevant public filing and correct the description concerning the "as of" date. See Item 6(d) of Schedule 14A and Instruction 3 to Item 403 of Regulation S-K.

Internet Availability of Proxy Materials, page 64

4.   We note the reference on page 64 to "the Shareholder Meeting to Be Held on May 17, 2022." Elsewhere the disclosure indicates that the Annual Meeting date has not yet been set. Please clarify, and please also ensure that consistent terminology is used to refer to the Annual Meeting, or, if another term such as Shareholder Meeting is used, please ensure that such term is defined.

General

5.   We note the various references to Driver Management nominating three candidates to the Board. Please add contextual disclosure to these references to clarify that, notwithstanding the nomination of three candidates, only two director positions are up for election.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to David Plattner at 202-551-8094.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers and Acquisitions